Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 1, 2007, relating to the financial statements and financial statement schedule of CommScope, Inc. and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” and Statement of Financial Accounting Standards No. 158, “Accounting for Defined Benefit Pension and Other Postretirement Plans”) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of CommScope, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
December 26, 2007